Laura A. Berezin +1 650 843 5128 lberezin@cooley.com	By EDGAR and courier

September 3, 2019

Irene Paik

Mary Beth Breslin

Ibolya Ignat

Angela Connell

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vir Biotechnology, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 7, 2019
CIK No. 0001706431

Dear Mses. Paik, Breslin, Ignat and Connell:

On behalf of Vir Biotechnology, Inc. (“Vir” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 23, 2019 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on August 7, 2019 (“DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement. For the Staff’s reference, we have included two copies of the Registration Statement marked to show all changes from DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 7, 2019

Prospectus Summary

Our Development Pipeline, page 2

1.

We note your revisions in response to our prior comment 8. Please also revise your description of the initial data from the clinical study of VIR-2218 in the Summary to disclose the number of patients that have received VIR-2218 as a treatment. In addition, please revise your description of the initial data throughout the prospectus to disclose not only the reduction in HBsAg, but the baseline levels of HBsAg in treated patients, since the FDA accepts levels of HBsAg less than 0.05 IU/ml as demonstrating a functional cure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2–3, 98, 112 and 115 of the Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

September 3, 2019

Page Two

Business

Our Corporate History, page 96

2.

We note your response to our prior comment 6. Since you are not involved in the clinical development of mAb114 and you determined not to pursue a sublicense opportunity to develop mAb114 in collaboration with the NIH, please remove from your corporate timelines on pages 76 and 96 the start of Phase 2/3 clinical trials for mAb114. We would object to including a marker in the timeline for when mAb114 was identified with additional disclosure regarding your collaboration with the NIH.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 99 of the Registration Statement to remove references to mAb114 from the corporate timelines.

*        *        *

Please contact me at (650) 843-5128, Charles Kim at (858) 550-6049 or Kristin VanderPas at (415) 693-2097 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	George Scangos, Ph.D., Vir Biotechnology, Inc.
Howard Horn, Chief Financial Officer, Vir Biotechnology, Inc.
Irene Pleasure, VP, Intellectual Property & Associate General Counsel, Vir Biotechnology, Inc.
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com